STATEMENT OF FINANCIAL CONDITION

Redburn (USA) LLC
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67320

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Redburn (USA) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

461 Fifth Avenue 15th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitchell N. Lowenthal	(212) 803-7315	mitch.lowenthal@redburnatlantic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP

(Name – if individual, state last, first, middle name)

60 Crossways Park Drive West Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Mitchell N. Lowenthal</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Redburn (USA) LLC</u>, as of <u>12/31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25



Notary Public

Signature: _Mitchell Lowenthal_

Title:
General Counsel & Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Redburn (USA) LLC

Financial Statement and Notes

Year Ended December 31, 2023

Contents

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of Redburn (USA) LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Redburn (USA) LLC, (the "Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Mazars USA LLP

Woodbury, NY
March 18, 2024

Redburn (USA) LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	11,991,896
Restricted cash equivalents		469,838
Receivable from Parent		1,952,351
Receivable from clearing broker		3,728,408
Prepaid expenses		365,975
Prepaid income taxes		37,211
Operating lease right of use asset		4,085,115
Deferred tax assets		711,365
Fixed assets, net of accumulated depreciation and amortization		708,494
Other assets		48,127
Total assets	$	24,098,780

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued compensation and benefits	$	3,716,882
Operating lease liability		4,031,336
Accrued professional fees		264,835
Due to Parent		14,627
Accrued expenses and other liabilities		654,690
Accounts payable		569,487
Accrued income taxes payable		196,135
Total liabilities		9,447,992
Member's equity		14,650,788
Total liabilities and member's equity	$	24,098,780

See accompanying notes to financial statement.

1. Organization

Redburn (USA) LLC (the "Company") trading under the name Redburn Atlantic was originally established in May 2006 as a partnership under the laws of the State of New York. On March 31, 2014, the partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name to Redburn (USA) LLC. At the same date, the Company became a wholly owned subsidiary of its sole member, Redburn (Europe) Limited ("REL" or "Parent"), a company incorporated in England. During 2023 there was a change in ownership structure of the Parent whereby Rothschild & Co purchased the remaining shares of the Parent from minority shareholders such that it owned 100% of the Parent's share capital at December 31, 2023. The liability of the Parent for the losses, debts, and obligations of the Company is limited to its capital contributions. Due to a large portion of revenues being generated via income earned from transfer pricing from its Parent, the Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company provides institutional investors with third-party research of REL, investment banking, and agency execution for European and U.S. equity securities. The Company operates in one reportable business segment which represents principally all of the Company's operations.

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC ("Pershing").

2. Significant Accounting Policies

Basis of Presentation

The financial statement of the Company has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The U.S. dollar is the functional currency of the Company.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

2. **Significant Accounting Policies (continued)**

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments.

The Company maintains deposits at two financial institutions in amounts that are in excess of federally insured limits. At December 31, 2023, the Company had a total of approximately $11,962,000 in excess of the insured limits. The Company has not experienced any losses in such accounts and as of the date of issuance of this financial statement, the Company believes it has mitigated exposure to significant credit risk.

As of December 31, 2023, the Company maintained one money market deposit account of $469,838 to secure a letter of credit on its current New York office lease. The money market deposit account is recorded as restricted cash equivalents on the Statement of Financial Condition.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash equivalents reported within the Statement of Financial Condition as of December 31, 2023.

Cash and cash equivalents	$ 11,991,896
Restricted cash equivalents	469,838
Total cash, cash equivalents, and restricted cash equivalents	$ 12,461,734

Receivable from Clearing Broker

Receivable from clearing broker includes a clearing deposit of $1,000,000 that the Company maintains with its clearing broker. The remaining balance represents commissions receivable, net of clearance and execution costs, related to customers' U.S. equity trading activity. The Company collects these net commissions on behalf of the Parent in accordance with a transfer pricing agreement between the Company and the Parent.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company's revenues are derived from the following activities:

Service fee revenue from Parent

The Company passes all non-U.S. equities orders to the Parent in London for execution with the Parent's clearing broker and all U.S. equities orders are executed directly with the Company's clearing broker. The Company collects commissions from executing equities transactions for its customers on a settlement date basis. The Company does not recognize revenue related to its research, investment banking, or execution services. Rather, in accordance with a transfer pricing agreement with the Parent, the Company transfers any income collected to the Parent. The Parent pays the Company a mark-up on all employment and administrative costs incurred by the Company.

The Company records service fee revenue on a monthly basis as it satisfies its performance obligation to facilitate the effecting of transactions on behalf of the Parent. This service is performed continuously during the month and satisfied over time as the Parent simultaneously receives and consumes the benefits. As of December 31, 2023, the Company had no contract assets or contract liabilities.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful lives of the assets. The Company estimates the useful lives of computers, furniture and equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases or ten years, whichever is shorter.

2. Significant Accounting Policies (continued)

Stock Based Compensation

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 provides guidance about which changes to terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The Company adopted ASU 2017-09 for the period beginning April 1, 2018.

Shares

In prior years, the Parent granted share awards to the Company's employees. The share awards provided for vesting over a period of one year to three years as well as other service conditions. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted however, during 2023 due to a change in ownership structure of the Parent, as described in Note 1, vesting was accelerated in full.

The following table details the number and weighted average grant date fair values of, and movements in, shares during the year:

	As of January 1, 2023	Granted	Vested	Forfeited	As of December 31, 2023
Unvested shared based payments					
Number of shares	85,654	19,672	(105,326)	-	-
Weighted average grant date fair value	£4.22	£4.22	£4.22	£4.22	£4.22

Leases

The Company recognizes and measures its leases in accordance with ASC 842, *Leases*. The Company is a lessee in one noncancelable operating lease, for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the lease is not readily determinable and accordingly, the Company used the incremental borrowing rates based on the information available at the commencement date for its lease. The Company's incremental borrowing rate for its leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

2. Significant Accounting Policies (continued)

Leases (continued)

discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the lease is not readily determinable and accordingly, the Company used the incremental borrowing rates based on the information available at the commencement date for its lease. The Company's incremental borrowing rate for its leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes

Effective January 1, 2010, the Company elected to change its tax classification from a partnership to a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

ASC 740, *Income Taxes* ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in financial statement and prescribes a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statement.

3. Fixed Assets

Details of fixed assets at December 31, 2023 were as follows:

Computers	$	811,270
Furniture and equipment		357,905
Leasehold improvements		652,545
Subtotal		1,821,720
Less: Accumulated depreciation and amortization		(1,113,226)
Total fixed assets, net of accumulated depreciation and amortization	$	708,494

4. Leases

The Company has an obligation as a lessee for office space, with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. The Company's lease does include a termination option for either party to the lease or restrictive financial or other covenants. The Company leases office and storage space in New York City under an operating lease which will expire in October 2032. The office lease is secured by a standby letter of credit that is collateralized by money market deposit account.

Amounts reported on the Statement of Financial Condition as of December 31, 2023 were as follows:

Operating lease ROU asset	$	4,085,115
Operating lease liability	$	4,031,336
Operating Lease remaining lease term:		106 months
Weighted-average discount rate Operating lease:		3.25%

The Company also leases office space in Boston on a short-term basis under an operating lease that will expire in January 2024. In February 2024, the Company entered into a new lease in Boston that will expire January 2025.

4. Leases (continued)

Aggregate future minimum rental payments under operating leases for the years subsequent to December 31, 2023 are approximately as follows:

Years ending December 31:		
2024	$	563,586
2025		422,690
2026		422,690
2027		381,669
2028		599,256
Thereafter		2,297,148
Total minimum lease payments	$	4,687,039
Less: imputed interest		(655,703)
Present value of lease liability	$	4,031,336

5. Related Party Transactions

Redburn Asset Management LLC ("RAM") is an affiliated entity through common ownership by the Company's member. There is an allocation of expenses between the Company and RAM that is based upon an administrative services agreement (the "Agreement"). The Agreement calls for the allocation of certain expenses related to shared resources and facilities as well as other incidentals (including payroll, rent and other related operating expenses).

As of January 1, 2023, the amount due from RAM to the Company was $269,677. The Agreement was in place through February 28, 2023, prior to winding down operations in 2023. As of December 31, 2023 the balance outstanding due from RAM to the Company was $0. At December 31, 2023 this Agreement was no longer effective as the entity formally dissolved.

Securities transactions, revenues and receivable from Parent

As described in note 2, the Company receives commissions net of clearing and execution costs on behalf of the Parent in accordance with the transfer pricing agreement. The amount due to the Company from Pershing for commissions net of clearing and execution costs as of December 31, 2023 was $2,728,408 and is included on the Statement of Financial Condition in Receivable from clearing broker.

The Company also pays certain costs on behalf of the Parent related to the revenues earned by the Parent. The Company does not recognize these costs as Company expenses because the Parent recognizes these expenses along with the associated revenues.

5. Related Party Transactions (continued)

Securities transactions, revenues and receivable from Parent (continued)

As of December 31, 2023, the net amount owed to the Company by the Parent related to service fee revenues offset by payments and related costs above was $1,952,351 and was included within Receivable from Parent on the Statement of Financial Condition.

Expense reimbursements

Occasionally, some of the Parent's employees incur travel and entertainment expenses which are paid by the Company and subsequently reimbursed to the Company by the Parent. As of December 31, 2023, the remaining balance of $14,627 was included within Due to Parent on the Statement of Financial Condition.

Also see note 2 stock based compensation.

6.   Income Taxes

The effective tax rate differs from the statutory federal tax rate of 21% primarily due to state apportionment changes, state and local income taxes, and permanent book and tax differences.

As of December 31, 2023, the deferred tax assets were $711,365 and deferred tax liabilities were $0 and are included in the Statement of Financial Condition.

The deferred tax assets are primarily the result of a tax election by the Company to deduct bonuses, start-up costs and stock-based compensation in subsequent years as well as timing differences related to the depreciation of fixed assets. Deferred tax assets decreased by $131,496 as of December 31, 2023 as compared to the balances as of December 31, 2022.

Management believes that it is more likely than not that the deferred tax assets will be realized and therefore has not applied a valuation allowance against deferred tax assets.

As of December 31, 2023, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2020 to 2023 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

7. Contingencies

In accordance with its clearing agreements, the Company is responsible for indemnifying its clearing brokers against specified potential losses, in connection with acting as an agent of, or providing services to its clients, including losses the clearing brokers may sustain from carrying securities transactions introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statement for these indemnifications.

From time to time, the Company could be involved in litigations arising in the normal course of business. Management is not aware, at this time, of any amount of reasonably foreseeable losses in connection with such litigations that are reasonably expected to be material to the Company's financial statement.

8. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $11,250 per annum for the calendar year ending December 31, 2023.

As of December 31, 2023, $251,484 of the contributions were payable and included in Accrued compensation and benefits on the Statement of Financial Condition.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000.

At December 31, 2023, the Company had net capital of $11,527,702 which was $11,277,702 in excess of the minimum net capital required.

10. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Exemption from Rule 15c3-3 (continued)

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) distributing third party research and (2) receiving transaction based compensation as a firm commitment underwriter (selling group participant or a best efforts underwriter), or for private placement of securities; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

11. Subsequent Events

The Company has evaluated subsequent events through the date on which the financial statement was available to be issued, and determined that no subsequent events have occurred that would require adjustments to or disclosure in the financial statement or accompanying notes.